26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com September 14, 2018	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

CONFIDENTIAL

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Response to the Staff’s Comments on Draft Registration Statement on Form

F-1 Submitted on July 30, 2018

CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 27, 2018 on the Company’s draft registration statement on Form F-1 submitted on July 30, 2018 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares. Concurrently with the submission of this letter, the Company is filing via EDGAR its registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Staff. The Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential and supplemental basis.

Prospectus Summary

Our Business, page 2

2.

We note the significant growth you have experienced from 2016 to 2017 in net revenue and net income. Please expand your discussion to address the underlying reason for material changes in results, period-over-period. Please make corresponding changes to Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview on page 82 and Business—Overview on page 110.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 86, 108, and 121 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that under ASC 605, the Company recognized net revenue upon and after the receipt of service fees. Since the Company generally receives a portion of service fee payments over the term of a loan in monthly installments and part of the revenue is deferred and recognized over the term of the loan. After the Company launched its business in December 2015, in 2016, the Company received only certain part of service fees for loans facilitated in December 2015 and 2016, while in 2017, the Company received certain service fees for loans facilitated in 2016 and 2017. This contributed to an increase in net revenue and net income together with other factors including the increase of the loan origination volume facilitated through the Company’s marketplace, and its improved risk management capabilities.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company further respectfully advises the Staff that the Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2018, and has elected to apply it retrospectively for the years ended December 31, 2016 and 2017. Under ASC 606, revenue recognition is not contingent upon the collection of the service fees. Instead, the Company recognizes revenue when (or as) it satisfies its performance obligation by transferring the promised service to customers. As the Company recognizes most of the revenue for loan facilitation services upon successfully matching investors and borrowers and entering into the loan transaction with them, the increase of the net revenue of the Company was more in line with the increase of the loan origination volume facilitated through its marketplace as well as its improved risk management capabilities. As such, the increase in net revenue and net profit is not as significant as under ASC 605, whereby the Company recognized net revenue upon and after the receipt of the service fees.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations ——Critical Accounting Policies, Judgments and Estimates——Revenue Recognition” on pages 96-101 of the Revised Draft Registration Statement.”

Selected Operating Data, page 14

3.	Please address the following for the period presented:

•	Disclose the number of repeat borrowers and investors;

•	Disclose outstanding loan balance;

•	Disclose average loan amount per transaction;

•	Disclose how you define loan origination and investment volume and how investment volume can be greater than loan origination volume; and

•	Disclose volume of loans transferred through your secondary market.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 84 and 85 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company accounts for borrowing and investment transactions separately, and correspondingly loan origination volume and investment volume in accordance with the natural meaning of borrowing and investment activities of borrowers and investors. See “Conventions which apply to this Prospectus” in the Revised Draft Registration Statement. As (i) one borrowing activity by a borrower may be funded by multiple investors, and (ii) an investor may invest in multiple loans in one investment transaction by investing in the Company’s automatic investment program, the number of borrowings is not the same as, and does not correspond to, the number of investment transactions. The Company further respectfully advises the Staff that the loan origination volume is not the same as, and does not correspond to, the investment volume since (i) investments made by investors, excluding automatic reinvestments, in respect of transferred loans on the secondary market are accounted for as part of the investment volume but not as part of the loan origination volume, and (ii) loans that are matched by automated reinvestments enabled by the Company’s automated investment program are accounted for as part of the loan origination volume but not as part of the investment volume. As such, the investment volume may be larger than the loan origination volume.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company further advises the Staff that it has included “average investment amount per investor” and “average borrowing amount per borrowing” on pages 14 and 85 of the Revised Draft Registration Statement in response of the Staff’s request of “average loan amount per transaction”. The Company believes that such operating metrics are more representative of the characteristics of its products.

Risk Factors

Risks Relating to Our Business and Industry, page 15

4.

Please revise to provide a risk factor which addresses the potential impact on the Company’s operating results (e.g. revenues and profitability) and financial condition as a result of the pricing adjustments made in December of 2017 to ensure the APR charged on all loans does not exceed 36%.

The Company respectfully advises the Staff that it addresses the “potential impact on the Company’s operating results (e.g. revenues and profitability) and financial condition as a result of the pricing adjustments made in December of 2017 to ensure the APR charged on all loans does not exceed 36%” in the risk factor “Changes in PRC regulations relating to interest rates for marketplace and micro-credit lending could have a material adverse effect on our business.”

In response to the Staff’s comment, the Company has enhanced the disclosure under the referenced risk factor on page 23 of the Revised Draft Registration Statement.

5.

We note your risk factor on page 23 in which you discuss that your borrowers may subsequently take on additional debt and you cannot determine whether borrowers have outstanding loans through other individual finance marketplaces which creates the risk that borrowers may borrow additional money to pay off your loans or vice versa. Please enhance your disclosure to address increasing household and or consumer debt in China and the implications to your business and financial results.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Revised Draft Registration Statement.

If our practice is deemed to violate any PRC laws and regulations..., page 16

6.	Please expand this risk factor to explicitly address how you comply with the prohibition against facilitating loans without a designated purpose.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Revised Draft Registration Statement.

We have limited experience managing our investor assurance program..., page 26

7.	Please tell us why this risk factor is necessary given your disclosure elsewhere that you ceased operating an investor assurance program in April 2018.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 of the Revised Draft Registration Statement. The Company has also included a risk factor “we rely on third party guarantors and Class B investors to provide our investor assurance programs” on pages 28 and 29 to address the risks related to investor assurance programs managed by third party guarantors or by partnering with Class B investors.

The Company respectfully advises the Staff that the previous risk factor referenced in this comment, after revision, is still applicable and necessary as the Company is still managing the investor assurance program and expects to continue to repay investors on its marketplace for loans facilitated prior to April 2018 if they are past due. If the Company were to fail to accurately forecast the expected loss, it may need to account for additional provision for contingent liabilities in the future, which would adversely affect its results of operations, drain its liquidity or adversely affect its business and reputation.

Risks Relating to This Offering and our American Depositary Shares Certain existing shareholders have substantial influence over our company..., page 61

8.

We note your disclosure in the section headed Principal Shareholders on page 152 that your sole director and chief executive officer, Dinggui Yan, currently beneficially owns 85% of your ordinary shares and that no other officer owns more than 1% of your shares. In light of this, please revise this risk factor to specifically address Mr. Yan’s interest in the company. If you expect Mr. Yan to beneficially own 50% or more of your ordinary shares immediately following the offering, please revise to reflect that the company is a controlled company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 64 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company respectfully advises the Staff that, although it expects to be deemed as a controlled company under the applicable listing rules immediately following the offering, the Company does not intend to rely on relevant exemptions under such listing rules.

Use of Proceeds, page 66

9.	Please revise your disclosure to show the estimated net amount of the proceeds broken down into each principal intended use thereof. Refer to Item 3.C.1 of Form 20-F for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Revised Draft Registration Statement.

Non-GAAP Measures, page 80

10.

We note your presentation of Adjusted net income/(loss) adding back share-based compensation expenses. Please revise to disclose the share-based compensation expenses net of tax in order to arrive at adjusted net income (loss) for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14, 83 and 84 of the Revised Draft Registration Statement.

Credit Performance, page 84

11.

We note that you currently offer three online standard loan products, various offline standard products and non-standard loan products to borrowers. Please disclose if and how your delinquency trends are impacted differently by these products.

The Company respectfully advises the Staff that the Company has re-categorized its loan products as “current loan products, other online standard loan products and offline loan products” as its product mix evolves over time. Offline standard loan products and non-standard loan products were both offered to borrowers referred to the Company by its related party, Jiayin (Shanghai), through its offline network. As the Company no longer engages borrowers offline and has not offered these products since February 2018, the Company considers it no longer meaningful to present such products separately and thus regroups these products as “offline loan products.” The Company further advises the Staff that it has offered only its current products, namely online standard loan products with a term of 12 months since February 2018, and prior to February 2018, it also offered online standard products with terms ranging from one to 18 months. The Company divides “online standard products” into two categories, current loan products and other online standard products, to reflect the inherent differences between these products. The Company further advises the Staff that for online standard loan products, the Company believes that delinquency rates are primarily impacted by the term of the loan, whereas the mix of the three online standard loan products, if of the same term, does not have a meaningful impact on the delinquency rate of our loans.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company further respectfully advises the Staff that the Company offered primarily its current loan products with a term of 12 months in the first half of 2018 and expects to continue to focus on such products in the future. The Company has included the M3+ Delinquency Rate by Vintage in the graphic chart and table on page 89 of the Revised Draft Registration Statement. The Company has included the tables on page 90 of the Revised Draft Registration Statement in response to the Staff’s comment.

The Company has not provided other online standard loan products and offline standard loan products since February 2018. As of June 30, 2018, the outstanding principal of other online standard loan products and offline loan products were RMB362 million and RMB6,146 million, representing 2.0% and 34.4%, respectively, of the Company’s total outstanding principal. The Company expects such loans to wind down in 2018 and in the first quarter of 2020, respectively. We have accounted for the potential payouts associated with such loans in liabilities from investor assurance program. As disclosed on page 133 of the Revised Draft Registration Statement, the weighted average term of such loans were approximately 3 and less than 35 months. As of the date of this letter, the Company have witnessed approximately half of the term for such loans, and expects the delinquency rate of such loans to experience only gentle growth and stabilize over time. As such, the Company does not expect the delinquencies of the remaining other standard loan products and offline loan products to have a material impact on its business and results of operations. Accordingly, while the Company facilitated other online standard products and offline standard products in the past, the Company does not believe that inclusion of delinquent information by vintage will provide investors with meaningful information of its product offerings, loan performance or asset quality.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

Investor Assurance Program, page 93

12.

You state that you have established an investor assurance program which is primarily in the form of a risk reserve fund contributed by borrowers to repay investors in your market place for loans that were past due. Please address the following:

•	Considering that as of April 2018 you no longer operate your investor assurance program, please revise your disclosures here and throughout the registration statement accordingly;

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Draft Registration Statement.

•

Disclose the impact to the consolidated financial statements, and related operating metrics of not utilizing the risk reserve fund to mitigate credit risk, including the impact to loan investors and your ability to attract new and recurring loan investors;

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 140 of the Revised Draft Registration Statement.

•

Disclose how the weighted average remaining term under the investor program is 24.8 and 13.9 months as of December 31, 2016 and 2017 considering that your three standard loan products have a term of 12 months; and

In response to the Staff’s comment, the Company has revised the disclosure on pages 102, 103, 132 and 133 of the Revised Draft Registration Statement.

•

Disclose as of March 31 and June 30, 2018 and the date of the prospectus, the outstanding loan balance of loans covered by the investor assurance program, the remaining weighted average loan term and investor assurance program liability.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that as it is not practical to provide analysis as of the date of the prospectus, the Company has provided the outstanding loan balance of loans covered by the investor assurance program and the remaining weighted average loan term as of the latest month end. The Company further respectfully advise the Staff that the liability is accounted for on a quarterly basis. The Company have disclosed the balance from investor assurance program as of March 31 and June 30, 2018, and June 30, 2018 was the latest date as of which such data was available. The Company will supplementally provide liability from investor assurance program as of September 30, 2018 when it become reasonably available in the following filing.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenue, page 97

13.	Disaggregate loan facilitation and post-origination services by product as described on page 121 to increase transparency into your revenue trends.

In response to the Staff’s comment, the Company has revised the disclosure on page F-22 and F-54 of the Revised Draft Registration Statement.

For discussion as to the re-categorization of the Company’s loan products, please refer to the Company’s response above to comment 11 of the Staff.

Sales and Marketing Expenses, page 97

14.

Please revise to disclose in greater detail the nature of the sales and marketing expenses and the specific reasons for the individual expense increases from 2016 to 2017. This discussion should also include disclosing the acquisition costs incurred for both new and returning borrowers and investors during these periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 132 of the Revised Draft Registration Statement.

Liabilities from Investor Assurance Program and Other Guarantee Liabilities, page 99

15.

You state that the increase in liabilities from investor assurance program at December 31, 2017 from December 31, 2016 was in line with the increase in loan origination volume. We note that loan origination volume increased 39% from December 31, 2016 to December 31, 2017 and that your investor assurance liabilities increased 68% for that same period. Additionally we note that your accumulated loss rate declined from 20.3% at December 31, 2016 to 13.4% at December 31, 2017 despite the overall increase in delinquency rates during 2017 as reflected in your delinquency rate by vintage and delinquency rate by balance metrics on pages 85 and 86. Please expand your discussion to address in greater granularity, the apparent inconsistencies, including the impact of the payout time frame of losses on liabilities from the investor assurance program.

The Company respectfully advises the Staff that the 39% increase refers to the ending balance of investor assurance liabilities at the end of 2017 over the ending balance of investor assurance liabilities at the end of 2016. Please note that this is not an apples-to-apples comparison, since ending balance is a cumulative figure, whereas loan origination volume is defined with a specific time period. Instead the increase of loan origination volume should be compared to the liabilities from investor assurance program arising from new business. In 2016, such liability arising from new business was RMB1.9 billion, whereas in 2017, such liability arising from new business was RMB2.8 billion, representing an increase of 47.4%, which is less than the increase of the loan origination volume of 68%.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company further respectfully advises the Staff that the movement in liabilities from the investor assurance program is impacted by a number of factors including the increase in loan origination volume, and the change in the estimated cumulative loss rate which in turn is affected by product mix and the improvement on Company’s overall credit assessment process, as well as the timing of payouts for losses on liabilities from the investor assurance program. These factors integrates with each other and do not always have a linear relationship with the liability amount.

The Company further advises the Staff that the expected delinquency rate for 2017 is similar to the realized delinquency rate for 2017 due to the Company’s stabilized risk management, whereas the inconsistency observed between the expected delinquency rate for 2016 and the realized delinquency rate for 2016 is due to the Company’s shift from offline to online and improved risk management since 2015.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 99

16.

Please explain in greater detail how you plan to fund payouts related to your investor assurance program of RMB 3,017,124 and other guarantee liabilities of RMB 701,228 as of December 31, 2017 given the cash and restricted cash balances.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company expects to pay off these liabilities from future cash inflows, including those accounted for in our contract assets and account receivables. As long as the Company’s cash and restricted cash balance is able to cover the immediate cash payout under the investor assurance program managed by the Company, which represents only a small fraction of the nominal value of the balance of the investor assurance program and other guarantee liabilities, the Company does not expect to run into liquidity issues.

Business

Our Borrowers and Loan Products Offered to Borrowers

Target Borrowers, page 119

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

17.	Please revise the second paragraph under this section to also disclose the number of borrowers you had in 2016 and the corresponding percentage change from 2016 to 2017.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement.

Loan Products offered to Borrowers, page 120

18.

You state that you generally allow no more than one outstanding loan to one borrower at any time. Please clarify the circumstances in which you would allow more than one outstanding loan and how this impacts your underwriting process.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 133 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Evolvement of our product mix, page 121

19.

We note the weighted average APR for the online standard loan products increased significantly in 2017 compared to 2016. Please revise to provide a discussion addressing the reasons for the increase in 2017. In addition, in light of the requirements that the APR of loan products should not exceed 36% and the changes that resulted in the pricing adjustments for all loan products in December 2017, provide a discussion which addresses the expected impact on your business, results of operations and financial condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft Registration Statement.

Credit Assessment Model, page 125

20.

You state that as part of your credit assessment/score card module, you assign credit scores to borrowers. Please disclose the credit scores assigned to outstanding loans for the periods presented along with related credit score definition, including the likelihood of loss.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company’s internal credit scores are not comparable between different periods. As disclosed on page 132 of the Revised Draft Registration Statement, as the Company’s borrower engagement shifted from offline to online, the Company has fully automated data collection and risk management methodologies accordingly. It continually tests, validates and optimizes the system by changing the types of data it analyzes and the relative weights of various types of data. As such, the Company’s internal credit scores and the underlying bases for such scores have evolved over time, and the Company’s internal credit scores are therefore not comparable between different periods.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company further respectfully advises the Staff that compared to the credit assessment system used in 2016 and the current system, the Company’s risk assessment model takes into account significantly more factors from a prospective borrower and analyzes these factors differently. Since the Company did not collect all the relevant data required for its current risk assessment model historically, the Company is unable to produce comparable credit scores for borrowers engaged prior to January 2018. For the reasons stated above, the Company respectfully advises the Staff that the Company’s current risk assessment model is not comparable to the prior one.

Our Technology and IT Infrastructure

Data security, page 128

21.	Please substantiate how you can assure investors that any suspicious activity will be detected. Alternately, please revise to qualify this statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(k) Investor Assurance Program, page F-14

22.

You state that default payments to investors can only be made from the investor assurance program when there are sufficient funds available, that your obligation is limited to the amount of the restricted cash at any point in time and you are obliged to compensate investors once the restricted cash balance is replenished again from contributions of future borrowers. Considering that as of April 2018 you no longer operate your investor assurance program, clarify your obligations beyond April 2018, including how the liabilities of the investor assurance program as of December 31, 2017 will be funded.

The Company respectfully advises the Staff that starting from April 2018, the Company has not provided coverage under the investor assurance program for newly facilitated loans. For the outstanding loans facilitated before April 2018, although the investor assurance program indicates that the Company’s obligation is limited to the amount of the restricted cash at any point in time, the Company may, in its discretion, ultimately uses its own working capital to replenish the investor assurance fund and repay investors, in order to maintain its reputation. Accordingly, the Company expects for investors to be fully compensated from the investor assurance program upon borrower’s defaults. Although liabilities from investor assurance program is established for the estimated amount of the future payments, the additional cash required to fund the liability (excess over what had been collected at that date) has not been set aside. Since Caiyin no longer manages the investor assurance program for new loans which have been facilitated after April 28, 2018, no cash inflows can be generated from new loans facilitated since April 28, 2018. As a result, the only inflows come from services fees charged on a monthly basis on existing loans facilitated prior to April 28, 2018. The Company expects the fund balance to be fully depleted, because the aggregated net payout from the fund is estimated to exceed the existing restricted balance and future collectible service fees. In circumstances where the fund is depleted, the Company intends to use its own working capital to replenish the investor assurance fund.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page F-41 to enhance the disclosure in relation to its obligation on guarantee liabilities beyond April 28, 2018, as follows.

“For the loans facilitated before April 28, 2018 under the investor assurance program managed by the Group, the Group expects to elect to use its own working capital to fund the risk assurance program after April 28, 2018 when the balance of the risk assurance fund is depleted.”

23.

Disclose how you consider updated borrowers credit metrics and how this information is considered in your estimate of the investor assurance liability subsequent to inception. Refer to ASC 310-10-50-9.

The Company respectfully advises the Staff that the Company evaluates the contingent liability on a pool basis based on cohorts which are specific to product type and vintage. Borrowers’ credit characteristics are be first assessed when the loan application is received and a credit grade is assigned to each applicant. The credit grade will not be adjusted until the same applicant applies for another loan, and the risk model has taken account of the repayment history of all their existing loans in order to determine the credit grade for their new loan application. The Company believes the key elements attributable to the loss estimation is the estimated delinquency rate and collection rate which are forecasted based on historical observed trends. At each period end, the Company reviews the loan portfolio by each type of product and vintage to evaluate whether additional guarantee liability needs to be provided, by taking into consideration the updated forecast of delinquency rates and collection rates.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page F-15, as follows:

“Once the investor is paid for a borrower’s default, any future amount recovered is contributed into the investor assurance program. The Group regularly reviews the ~~borrower’s risk profile,~~ actual loss rate of each loan product facilitated and relevant economic factors to ensure the estimations are kept up-to-date.”

(o) Revenue Recognition, page F-17

24.

You disclose that although you provide loan facilitation services at loan inception and provide guarantee services and post-origination services over the term of the loan, the fees are contingent upon actual payment from the borrowers and thus the revenue is contingent and becomes determinable when payment is received. As a result you recognize revenue upon collection of all fees. Please address the following:

•	Provide us with a copy of the multilateral contract between you, the borrower and investor for services provided;

The Company confirms that it will provide the Staff with copies of the following requested agreements in paper form pursuant to Rule 418 under the Securities Act of 1933, as amended, promptly following the submission of this letter and the revised draft registration statement:

(1)

The English translation of the form of the agreement template, including (a) Consulting Service Agreement among Niwodai Internet, Caiyin and the borrower and (b) Loan Contract among Niwodai Internet, the borrower and the investor.

(2)	The English translation of the Investor Assurance Program Policy which was published on the Company’s official website.

•	Tell us your basis for collecting fees not contractually agreed upon;

The Company respectfully advises the Staff that all of its fees collectible from either borrowers or investors are based on contractual arrangements; accordingly, there are no fees that are not contractually agreed upon.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

•	Please cite for us the authoritative guidance to support the recognition of revenues net of customer credit risk; and

The Company respectfully advises the Staff that the Company recognizes revenue only when the service fees are collected and the underlying services are provided. Other than the services fee collected upfront, the remaining service fees are collected on a monthly basis. The monthly service fees are contingent on the delivery of post-origination service, which is provided monthly during the term of the loan, and the actual repayment from the borrower. The upfront fees allocated to the facilitation are recognized at inception of the loan when the facilitation service has been provided and consideration received. The upfront fee allocated to post-origination services are deferred and recognized when the underlying services are delivered. Monthly service fees allocated to either facilitation or post-origination services are not recognized until the fees are collected in accordance with ASC 605-25, when the amount is no longer contingent upon delivery of post-origination services or the repayment from the borrower. Therefore, the Company does not recognize revenues net of customer credit risk. In response to the Staff’s comment, the Company has revised disclosure on page F-19 to clarify the accounting policy.

“Although the Group provides loan facilitation service at loan inception and provides guarantee service and post-origination service during the term of the loan, the service fees are contingent upon the delivery of post-origination service, which is provided monthly during the term of the loan, and actual repayment from the borrowers, thus, the revenue related to the service fees is not considered fixed and determinable until the contingency (i.e., the borrower’s repayment) has been resolved. Accordingly the Group recognizes revenue upon collection of service fees. Monthly service fees allocated to either facilitation or post-origination services are not recognized until the fees are collected in accordance with ASC 605-25, when the amount is no longer contingent on delivery of post-origination services.”

•	Disclose when loan facilitation service fees, investor assurance program fees and post-origination service fees are due from the borrower based on the terms of the underlying contract.

The Company respectfully advises the Staff that the Group typically charges services fees to borrowers upon loan inception in the name of “platform service fee” and “post-origination service fee”, and service fees on a monthly basis in the name of “post-loan management fee” along with monthly repayment of principal and interest. Based on the contract agreed between the Group and the borrowers, upfront fees are due when the underlying loan is successfully facilitated between the investor and the borrower, and the monthly fees are due on the same date as when the monthly repayment of principal and interest is due.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

In response to the Staff’s comments, the Company enhanced the disclosures on page F-18, as follows:

“Historically, the Group has typically charged a portion of service fees at loan origination with the remaining service fees collected on a monthly basis, which are payable by the borrowers for all services provided. The upfront fees are due when the underlying loan is successfully facilitated, and monthly fees are due on the same day when the monthly repayment of principal and interest is due.”

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

Incentives to Investors, page F-19

25.	Disclose the amount of incentives provided to both new and returning investors for the periods presented.

The Company respectfully advises the Staff that the Company has revised the disclosure related to the amount of incentives provided to new and returning investors page F-20, as follows:

	Year ended December 31,
	2016	2017
	RMB	RMB
Incentives paid to:
New investors	61,049	69,150
Returning investors	49,490	100,000

Total incentives paid to investors	110,539	169,150

(v) Income (loss) per share, page F-21

26.	Disclose your basis for calculating diluted income per share using the two-class method.

The Company respectfully advises the Staff that the Company does not use the two-class method, and has revised the disclosure related to the diluted income per share on page F-27 in response to the Staff’s comments, as follows:

“Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. ~~Diluted income (loss) per share are computed using the two-class method or the as-if converted method, whichever is more dilutive.~~”

Note. 3 Assets From Investor Assurance Program, page F-24

27.

You state that at each reporting date that for the investor assurance asset, you estimate the future cash flows and assess whether there is any indicator of impairment. If the carrying amounts of the asset from investor assurance program exceeds the expected cash to be received, an impairment loss is recorded for the asset not recoverable and is reported in the statements of comprehensive income (loss). Disclose whether you recognized any impairment for periods presented, and if not the circumstances that result in the collection of 100% of the fees despite payment defaults.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company respectfully advises the Staff that the Company did not recognize any impairment on assets from investor assurance program for the years ended December 31, 2016 and 2017. Since the assets and liabilities from investor assurance program were recorded based on all the information, including the actual default amount and the service fees collected for the loans matured or defaulted, which the Company had to the end of June 2018 (the latest period end before the issuance of date). Since the actual service fees collected from the borrowers were less than the net payout made under the obligation from investor assurance program in respect of certain loan products facilitated on the Company’s platform in 2016 and 2017, the Company recognized the asset from investor assurance program only to the extent that the actual service fees were collected or the Group believes it is probable that the service fees will collected. The gap between the provision of liabilities arising from new business and the associated assets arising from new business under the investor assurance program are recorded as an expense in “Provision for contingent guarantee liabilities” in the respective period.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-16, as follows:

F-16

“The asset from investor assurance program is accounted for as a financial asset and is measured at fair value at inception, representing the fair value of service fees receivable from the underlying loans that are expected to be used for the estimated payout of the corresponding guarantee liabilities. The Group considers the probable future service fees collectible and takes into account of any expected prepayments and potential loan defaults in estimating its fair value. If the initial fair value of the financial asset is less than the stead-ready guarantee liability arising from new business under the investor assurance program, the shortage is recorded as an expense in “Provision for contingent guarantee liabilities” in the respective period.”

F-31

“The allowance for uncollectible assets from investor assurance program were nil and nil for the year ended December 31, 2016 and 2017.”

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

28.	Please disaggregate the investor assurance assets rollforward by product.

The Company respectfully advises the Staff that the Company has revised the disclosure related to the balance of assets from investor assurance program on page F-30 in response to the Staff’s comments, as follows:

	Opening balance at January 1, 2016	Assets arising from new business	Subsequent collections during the year	Ending Balance at December 31, 2016
	RMB	RMB	RMB	RMB
Current loan products	—	117,067	(99,899)	17,168
Other online standard loan products	—	24,515	(19,383)	5,132
Offline and non-standard loan products	34,621	1,773,709	(1,669,154)	139,176

Total	34,621	1,915,291	(1,788,436)	161,476

	Opening balance at January 1, 2017	Assets arising from new business	Subsequent collections during the year	Ending Balance at December 31, 2017
	RMB	RMB	RMB	RMB
Current loan products	17,168	863,955	(879,936)	1,187
Other online standard loan products	5,132	1,366,901	(1,153,347)	218,686
Offline and non-standard loan products	139,176	535,736	(624,509)	50,403

Total	161,476	2,766,592	(2,657,792)	270,276

Note 5. Liabilities From Investor Assurance Program, page F-25

29.	Please address the following:

•	Disaggregate the investor assurance liability rollforward by product;

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company respectfully advises the Staff that the Company has revised the disclosure related to the balance of liability from investor assurance program on page F-32 in response to the Staff’s comments, as follows:

	Current loan products	Other online standard loan products	Offline and non- standard loan products	Total
	RHB	RMB	RMB	RMB
Opening balance at January 1, 2016	418	153	275,252	275,823
Liabilites arising from new business	117,067	24,515	1,773,709	1,915,291
Net payout	(41,106)	(13,980)	(184,205)	(239,291)
Release on expiration	(36)	(1,446)	(178)	(1,660)
Contingent liability	69,001	9,016	145,587	223,604

Ending Balance at December 31, 2016	145,344	18,258	2,010,165	2,173,767

	Current loan products	Other online standard loan products	Offline and non- standard loan products	Total
	RMB	RMB	RMB	RMB
Opening balance at January 1, 2017	145,344	18,258	2,010,165	2,173,767
Liabilites arising from new business	863,955	1,366,901	535,736	2,766,592
Net payout	(322,359)	(745,915)	(801,147)	(1,869,421)
Release on expiration	(15,330)	(80,225)	(722)	(96,277)
Contingent liability	—	42,462	1	42,463

Ending Balance at December 31, 2017	671,610	601,481	1,744,033	3,017,124

•	Provide us with the journal entries you recognize at inception;

The Company respectfully advises the Staff that at loan inception, the Group records liability from investor assurance program in accordance with ASC Topic 460-10. The Company records the following journal entry when the loan is originated between the investor and the borrower:

DR: Assets from investor assurance program

CR: Liabilities from investor assurance program

*

Please note the above entries are to illustrate a typical transaction with the assumption of no upfront service fee. Upfront service fee, if any, is first applied to the consideration allocated to guarantee liabilities.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

For certain loan products facilitated on the Company’s platform in 2016 and 2017, the actual service fees collected from the borrowers were less than the net payout made under the obligation from investor assurance program. The Company recognized the asset from investor assurance program only to the extent that the actual service fees were collected or the service fees the Group believes it is probable that the service fee will be collected. The gap between the fair value of liabilities from investor assurance program and the service fees collectible at inception are recorded as an expense in “Provision for contingent guarantee liabilities”. This amount is reflected as part of “contingent liability” in the movement of liabilities from investor assurance program on page F-32. Please also refer to response to question 27 for more details. The journal entry is as follows:

DR: Assets from investor assurance program

DR: Provision for contingent guarantee liabilities

CR: Liabilities from investor assurance program

•

Disclose where you recognize the difference between the asset from the investor assurance program arising from new business and the liability arising from new business and or the contingent component of the guarantee liability at inception;

The Company respectfully advises the Staff that the difference between the asset from the investor assurance program arising from new business and the liability arising from new business and or the contingent component of the guarantee liability at inception is caused by the upfront service fees collected, which is first applied to the fair value of the liability arising from new business, and the contingent liability recognized through “Provision for contingent guarantee liabilities”. Please see the analysis on the provision for contingent liabilities at loan inception in the response to the bullet point above and question 27.

•	Disclose the outstanding loan balance, remaining weighted average contractual term and expected loss rates of the related underlying loans for the periods presented. Refer to ASC 460-10-50-4.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company respectfully advises the Staff that the Company has revised the disclosure on page F-16, as follows:

“As of December 31, 2016 and 2017, the total outstanding loan balances, the maximum potential undiscounted future payments as determined under ASC Topic 460, payable to the investors in relation to the existing loans covered by the investor assurance program, the remaining weighted average contractual term of the underlying loans under the investor assurance program, and the expected net accumulated loss rate is presented in the following tables:”

	As of December 31,
	2016	2017
Total outstanding loan balances	RMB 13,557,002	RMB 16,135,564
Maximum potential undiscounted future payments	RMB 15,400,367	RMB 17,493,105
Remaining weighted average contractual term	24.8 months	13.9 months
Net expected accumulative loss rate	14.1%	11.9%

•	Reconcile the outstanding loan balance to the maximum potential undiscounted future payments for the periods presented; and

The Company respectfully advises the Staff that the differences between (1) the outstanding loan balance in the amount of RMB 13,557,002 and RMB 16,135,564 as of December 31, 2016 and 2017, and (2) maximum potential undiscounted future payments in the amount of RMB 15,400,367 and RMB 17,493,105 as of December 31, 2016 and 2017, respectively, represent the interests that were expected to be paid out in the future related to the guarantee provided by the Company for the defaulted loans , in the total amount of RMB 1,843,365 and RMB 1,357,541 as of December 31, 2016 and 2017, respectively.

•	Define net payouts during the year.

The Company respectfully advises the Staff that net payouts during the year refers to the total amount of cash payment to investors upon borrower’s default, net of the amount subsequently collected on delinquent loans from borrowers during the year.

In response to the Staff’s comments, the Company further clarified the definition of net payout during the year on page 9:

“net payouts refers to total amount of cash paid to investors upon borrower’s default, and net of the amount that is subsequently collected from borrower during a specific period of time.”

Note 6. Other Guarantee Liabilities, page F-25

30.

You state that in connection with the Shanghai Caiyin transaction in December 2015, and loans provided by Niwodai Finance, you recorded a guarantee liability of RMB 2,894,879 which is expected to wind down by the end of 2019. Disclose why the wind down period for this guarantee liability is four years compared to payout time frame of your investor assurance program and the maximum potential undiscounted future payments.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

The Company respectfully advises the Staff that Niwodai Finance historically facilitated loans with terms ranging up to 36 months and the last loan facilitated by it at the end of November 2015 will be due in November 2018. In addition, the Company in practice takes 6 to 12 months to collect payments from borrowers who failed to make repayment on underlying loans, and the guarantee liability balance is impacted by repayments, net of subsequent collection on such delinquent loans. Therefore, the Company estimates that the guarantee liability resulting from the Shanghai Caiyin transaction in December 2015 will be fully paid out by the end of 2018 and is expected to be fully settled by the end of 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7, as follows:

“The liability gradually depletes as Shanghai Caiyin fulfills its guarantee obligations and is expected to wind down by the end of 2019, one year after the due date of the last repayment of loans facilitated by Niwodai Finance.”

Note 8. Income Taxes, page F-27

31.	Please revise to disclose the assets and liabilities from the investor assurance program separately for the period presented.

The Company respectfully advises the Staff that the amount of deferred tax assets presented was solely resulted from the balance of liabilities from investor assurance program.

In response to the Staff’s comment, the Company has revised the caption of the deferred tax assets table on page F-36 to “~~Asset and~~ Liabilities from investor assurance program.”

*         *         *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

September 14, 2018

If you have any questions regarding the Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP